[SUTHERLAND ASBILL & BRENNAN LLP]

FREDERICK R. BELLAMY DIRECT LINE: 202-383-0126 Internet: fbellamy@sablaw.com

October 31, 2001

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Titanium Annuity Variable Account, File No. 333-43026 Withdrawal of Registration Statement Pursuant to Rule 477

Dear Commissioners:

        On behalf of the Titanium Annuity Variable Account of United Investors Life Insurance Company (the “Variable Account”), it is hereby requested that the above-referenced registration statement under the Securities Act of 1933 (Form N-4, File No. 333-43026) be withdrawn, pursuant to Rule 477 under that Act.

        The registration statement was filed on August 4, 2000, in connection with an intended offering of certain variable annuity contracts. United Investors Life Insurance Company has since determined not to undertake that particular offering. That registration statement never became effective and no securities were sold with respect to that registration statement.

        It should be noted that the Titanium Annuity Variable Account is a registered unit investment trust under the Investment Company Act of 1940 (the “1940 Act) (File No. 811-10035). The Variable Account is the funding vehicle for a different class of variable annuity contracts issued by United Investors Life Insurance Company, registered separately under the Securities Act of 1933. Therefore the Variable Account will maintain its registered status under the 1940 Act.

        In addition, with respect to the class of variable annuity contracts that is the subject of this withdrawal request, an application was filed pursuant to Section 6(c) of the 1940 Act for an order of the Securities and Exchange Commission granting certain exemptions from the 1940 Act (File No. 812-12204). That application is being withdrawn concurrently herewith.

     If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0126. Thank you.

Sincerely, /s/ Frederick R. Bellamy Frederick R. Bellamy
cc:	William J. Kotapish Assistant Director, Division of Investment Management Office of Insurance Products U.S. Securities and Exchange Commission Cathy C. Pilcher United Investors Life Insurance Company